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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                SCHEDULE 13E-4

                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               THE LIMITED, INC.
                 (Name of issuer and person filing statement)

                         Common Stock, $.50 par value
                       --------------------------------
                        (Title of class of securities)
                                   53271610
                       --------------------------------
                     (CUSIP number of class of securities)

                                SAMUEL P. FRIED
                           Senior Vice President and
                                General Counsel
                               THE LIMITED, INC.
                             Three Limited Parkway
                                P.O. Box 16000
                             Columbus, Ohio 43230
                           Telephone: (614) 415-7000

                               ----------------
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                  Copies to:

                               DENNIS S. HERSCH
                                DAVID L. CAPLAN
                             DAVIS POLK & WARDWELL
                             450 Lexington Avenue
                           New York, New York 10017
                                (212) 450-4000

                                  May 4, 1999
                    --------------------------------------
    (Date tender offer first published, sent or given to security holders)

                           CALCULATION OF FILING FEE

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
           Transaction Valuation*                         Amount of Filing Fee
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
     $825,000,000                                               $165,000

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* Determined pursuant to Rule 0-11(b)(1). Assumes purchase of 15,000,000 shares at $55.00 per share.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      Not applicable     Filing Party:     Not applicable
Form or Registration No.:    Not applicable       Date Filed:     Not applicable

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

Item 1. Security and Issuer.

  (a) The name of the issuer is The Limited, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at Three Limited Parkway, Columbus, Ohio 43230 (telephone number (614) 415-7000).

  (b) This schedule relates to the offer by the Company to purchase up to 15,000,000 outstanding shares of the common stock, $.50 par value per share, of the Company (such shares, together with all other issued and outstanding shares of common stock of the Company, are herein referred to as the "Shares"), at a price specified by its stockholders, not greater than $55.00 nor less than $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1999 (the "Offer to Purchase"), and related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information contained in the Introduction to, and in Sections 1, 8, 9 and 11 of, the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in the Introduction to and in Section 7 of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

Item 2. Source and Amount of Funds or Other Consideration.

  (a) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

  (b) Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

  (a)-(j) The information set forth in the Introduction to and in the section entitled "Background and Purpose of the Offer" and in Section 10 of the Offer to Purchase is incorporated herein by reference.

Item 4. Interest in Securities of the Issuer.

  The information set forth in Section 11 of the Offer to Purchase, and the information set forth in Schedule A thereto, is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

  The information set forth in the section entitled "Background and Purpose of the Offer" and Section 11 of the Offer to Purchase is incorporated herein by reference.

Item 6. Persons Retained, Employed or to be Compensated.

  The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

Item 7. Financial Information.

  (a) The financial information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

  (b) The pro forma data set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

Item 8. Additional Information.

  (a) Not applicable.

  (b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

  (c) None.

  (d) None.

  (e) Not applicable.

Item 9. Material to be Filed as Exhibits.

  (a)(1) Form of Offer to Purchase dated May 4, 1999.

  (a)(2) Form of Letter of Transmittal dated May 4, 1999, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(3) Form of Notice of Guaranteed Delivery.

  (a)(4) Form of letter from Lazard Freres & Co. llc and J.P. Morgan Securities Inc. to brokers, dealers, commercial banks, trust companies and other nominees dated May 4, 1999.

  (a)(5) Form of letter from brokers, dealers, commercial banks and trust companies to their clients dated May 4, 1999.

  (a)(6) Form of letter to stockholders from the Company, dated May 4, 1999.

  (a)(7) Form of letter from Savings and Retirement Plan Administrative Committee, including Letter and Form of Notice of Instructions to all participants in the Company's Savings and Retirement Plan.

  (a)(8) Form of letter from Savings and Retirement Plan Administrative Committee to all participants in the Company's Savings and Retirement Plan who are subject to Section 16 of the Securities Exchange Act of 1934, as amended.

  (a)(9) Form of letter from Merrill Lynch, Pierce, Fenner & Smith Incorporated to all participants in the Company's Stock Purchase Plan.

  (a)(10) Form of Notice to holders of vested stock options.

  (a)(11) Form of Summary Advertisement dated May 4, 1999.

  (a)(12) Press Release dated May 3, 1999.

  (a)(13) The Limited, Inc. Stock Tender Offer--Associate Questions and
Answers

  (b) Not applicable.

  (c) Agreement dated as of May 3, 1999 among The Limited, Inc., Leslie H. Wexner and the Wexner Children's Trust.


  (d) Not applicable.

  (e) Not applicable.

  (f) Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          THE LIMITED, INC.

                                              /s/ Kenneth B. Gilman
                                          By: ________________________________
                                              Kenneth B. Gilman
                                              Vice Chairman and
                                              Chief Administrative Officer

Dated: May 4, 1999

                                 EXHIBIT INDEX

 Exhibit
 Number                            Description                             Page
 -------                           -----------                             ----
 (a)(1)  Form of Offer to Purchase dated May 4, 1999.
 (a)(2)  Form of Letter of Transmittal dated May 4, 1999, together with
         Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9.
 (a)(3)  Form of Notice of Guaranteed Delivery.
 (a)(4)  Form of letter from Lazard Freres & Co. llc and J.P. Morgan
         Securities Inc. to brokers, dealers, commercial banks, trust companies and other nominees dated May 4, 1999.
 (a)(5)  Form of letter from brokers, dealers, commercial banks and trust companies to their clients dated May 4, 1999.
 (a)(6)  Form of letter to stockholders from the Company, dated May 4,
         1999.
 (a)(7)  Form of letter from Savings and Retirement Plan Administrative
         Committee, including Letter and Form of Notice of Instructions to all participants in the Company's Savings and Retirement
         Plan.
 (a)(8)  Form of letter from Savings and Retirement Plan Administrative
         Committee to all participants in the Company's Savings and
         Retirement Plan who are subject to Section 16 of the Securities
         Exchange Act of 1934, as amended.
 (a)(9)  Form of letter from Merrill Lynch, Pierce, Fenner & Smith to all participants in the Company's Stock Purchase Plan.
 (a)(10) Form of Notice to holders of vested stock options.
 (a)(11) Form of Summary Advertisement dated May 4, 1999.
 (a)(12) Press Release dated May 3, 1999.
 (a)(13) The Limited, Inc. Stock Tender Offer--Associate Questions and
         Answers
 (c)(1)  Agreement dated as of May 3, 1999 among The Limited, Inc.,
         Leslie H. Wexner and the Wexner Children's Trust.

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